AVANTI SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	34,291
Prepaid expenses		7,378
Dividend receivable		96
Other		100
Securities owned, at fair value		20,136
Total assets	$	62,001

Liabilities and Stockholder's Equity

Stockholder's equity:	
Common stock, $0.10 par value. Authorized 1,000,000 shares;	
10,000 issued and 5,000 outstanding shares	1,000
Additional paid-in capital	108,809
Accumulated deficit	(47,808)
Treasury stock, 5,000 common shares, at cost	—
Total stockholder's equity	62,001
Total liabilities and stockholder's equity $	62,001

See accompanying notes to financial statements.